DEERFIELD CAPITAL CORP.
6250 North River Road, 12th Floor
Rosemont, Illinois 60018
(773) 380-1600

March 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:    Christian Windsor, Senior Counsel
             Gregory Dundas, Attorney-Advisor

Re:	Deerfield Capital Corp. Preliminary Proxy Statement on Schedule 14A Filed February 17, 2011 File No. 1-32551

Dear Messrs. Windsor and Dundas:

        This letter is submitted on behalf of Deerfield Capital Corp. (the "Company") in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its letter to the Company, dated February 25, 2011, relating to the Company's preliminary proxy statement on Schedule 14A (the "Proxy Statement"), filed February 17, 2011. For the convenience of the Staff, the text of the numbered comments are set forth below in bold type, followed by the Company's response. The Company is filing Amendment No. 1 to the Proxy Statement ("Amendment No. 1") on the date hereof. In order to facilitate the Staff's review, the Company has also provided, on a supplemental basis, a marked version of Amendment No. 1 to show changes to the Proxy Statement filed on February 17, 2011. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings given to such terms in the Proxy Statement.

General comments on this filing

1.
Please revise to disclose any material non-public information shared by the two entities during due diligence that is not currently included within this document. This would include any forecasts or projections that crossed from one side to the other. We note the disclosure on page 43 that Natixis reviewed financial projections prepared by the respective managements of CIFC and the company.

Response:

  The Company has included the relevant disclosure on pages 64-67 of Amendment No. 1 in response to the Staff's comment.

2.
Please provide the Staff with copies of the board books, presentations, or any similar materials provided to the board of directors or the special committee by Natixis Securities or TM Capital in connection with the transaction.

Response:

  The Company will provide the Staff, under separate cover and on a confidential and supplemental basis, copies of the requested materials.

3.
Each material item and material change to shareholder rights should be a separate item for shareholder consideration. Accordingly please unbundle Proposals No. 1 and No. 2. Please refer to Rules 14a-4(a)(3) and 14a-4(b)(1). Also, please clarify why the company is seeking shareholder approval for the agreement between the company, CIFC and Bounty and the impact of a failure to approve this measure.

Response:

  The Company has revised the relevant disclosure in response to the Staff's comment to unbundle Proposal No. 1 of the Proxy Statement and included the relevant disclosure in Proposal No. 2 of Amendment No. 1 in order to clarify the reasons why the Company is seeking stockholder approval of the Amended and Restated Stockholders Agreement.

  As discussed with the Staff, the Company has not unbundled Proposal No. 2 of the Proxy Statement because certain amendments to the Company's existing charter are not material. The Charter Amendments relate to (i) the elimination of classified structure of the Board and (ii) the removal of stock transfer restrictions designed to prevent an ownership change under Section 382 of the Code. The Company believes the removal of stock transfer restrictions designed to prevent an ownership change under Section 382 of the Code is not a material change to the Company's existing charter. Under Section 382 of the Code, if a corporation undergoes an ownership change, the amount of its pre-change net operating losses that may be utilized to offset future taxable income is subject to an annual limitation. The Company is seeking to eliminate the provisions related to stock transfer restrictions because they are no longer applicable. The CNCIM Transaction constituted an ownership change for this purpose, as disclosed in the definitive proxy statement on Schedule 14A filed with the Commission on May 11, 2010, and the Board determined that a "Restriction Release Date" had occurred. As a result, Article IX of the Company's charter is no longer in effect. Accordingly, the Company does not believe that the elimination of these provision will have any material impact on the rights of its stockholders. The Company has included disclosure in Proposal No. 3 of Amendment No. 1 to describe such Charter Amendments in greater detail and the reasons certain amendments are not material.

Questions and Answers about the Meeting, page 1

4.
Revise this section to include a question and answer, or revise one of the existing question and answers, to discuss the cash component of the merger consideration, including a discussion of the potential value of the management fees on the transferred CDO trusts that Deerfield must pay to CIFC.

Response:

  The Company has included the relevant disclosure on page 6 of Amendment No. 1 in response to the Staff's comment.

Questions and Answers about the Meeting and Voting

Why is the Company Engaging in the Transaction?, page 4

5.
Please provide more specific support, including quantified disclosure, for the conclusion that the transactions are "very compelling."

Response:

  The Company has revised the relevant disclosure on pages 4 and 5 of Amendment No. 1 in response to the Staff's comment.

Summary Term Sheet

The Companies, page 9

6.
In order to provide a more balanced view of the two companies, please disclose the annual losses of both companies during the past two fiscal years.

Response:

  The Company has revised the relevant disclosure on page 10 of Amendment No. 1 in response to the Staff's comment.

Interest of Certain Persons in the Merger, page 13

7.
Please revise to clarify the Rothschild Compensation Agreement. Disclose what Mr. Rothschild is being compensated for and how the agreement is related to the current transactions.

Response:

  The Company has revised the relevant disclosure on pages 16, 23 and 167 of Amendment No. 1 in response to the Staff's comment.

Risk Factors, page 15

8.
We note in your introductory paragraph the statement that this section describes some, but not all, of the risks that relate to this transaction. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response:

  The Company has revised the relevant disclosure on page 17 of Amendment No. 1 in response to the Staff's comment.

Background of the Proposed Merger, page 29

9.
Please revise to describe the negotiation of the principal terms of the merger, particularly price, with greater specificity.

Response:

  The Company has revised the relevant disclosure on pages 33 and 34 of Amendment No. 1 in response to the Staff's comment.

Reasons for the Transactions, page 38

10.
Please revise to quantify such matters as "the expected significant increase in AUM and management fee income" and "the economies of scale" that are expected to "permit the Company to reduce its expenses relative to the size of its asset base."

Response:

  The Company has revised the relevant disclosure on pages 41 and 42 of Amendment No. 1 in response to the Staff's comment.

Recommendation of the Special Committee and the Board, page 39

11.
Revise this section to discuss the impact upon the Board's decision and the determination of the special committee of the cash payments called for by the merger agreement and the fact that CIFC retains rights to cash flows from a number of their CLO vehicles.

Response:

  The Company has revised the relevant disclosure on pages 43 and 45 of Amendment No. 1 in response to the Staff's comment.

Fairness Opinions

12.
Revise either this section, or the discussion of management's and the board's recommendation to the shareholders to discuss how TM Capital, Natixis or the board determined that an estimate of an annual increase in AUM of $750 million is reasonable, particularly considering the current transaction levels in the securitization marketplace. Please indicate if TM Capital, or any other advisor, evaluated the combined company under scenario's where AUM growth is less pronounced. If such an evaluation was not performed, please revise the discussion of the board's considerations to identify the reason that the board did not consider the value of the combined company in the event that growth is less pronounced.

Response:

  The Company has revised the relevant disclosure on pages 50 and 52 of Amendment No. 1 in response to the Staff's comment.

Opinion of Natixis Securities, page 42

13.
Revise the discussion of the EBITDA and cash flow analysis to explain the basis for the assumptions Natixis mentions on page 45. Also, please indicate how the cash payments to CIFC required by the merger agreements and related transactions impacted the valuation. Make similar revisions to the discussion of the discounted cash flow model.

Response:

  The Company has revised the relevant disclosure on pages 50 and 52 of Amendment No. 1 in response to the Staff's comment.

14.
Revise the disclosure on page 50 to disclose the amounts paid to Natixis by Bounty and Columbus Nova during the preceding 2 years.

Response:

  The Company has revised the relevant disclosure on page 55 of Amendment No. 1 in response to the Staff's comment.

15.
Revise this section to discuss the impact of the cash payment to CIFC and the required cash flow payments of certain CLO's transferred by CIFC upon the overall valuation and on the cash flow analysis.

Response:

  The Company has revised the relevant disclosure on page 54 of Amendment No. 1 in response to the Staff's comment.

Effect of the Merger on Existing Stockholders, page 59

16.
Please provide fuller background disclosure regarding the Convertible Notes and the PIK interest and explain, for example, under what circumstances and for what business reasons the company might elect to pay PIK interest on the notes and how that payment and the date of the conversion of the notes to common shares would impact the conversion of the notes and the resulting number of Conversion Shares.

Response:

  The Company has revised the relevant disclosure on pages 67 and 68 of Amendment No. 1 in response to the Staff's comment.

Merger Consideration, page 71

17.
Either in this section, or in another appropriate portion of this document, please discuss the potential value of the incentive fees that Deerfield must pay to CIFC on the CLO's transferred as part of the merger. Consider explaining the contractual amounts, and recent payments and the impact of delinquencies and other matters on the actual of these payments.

Response:

  The Company has revised the relevant disclosure on pages 14, 15 and 72 of Amendment No. 1 in response to the Staff's comment. In light of the additional disclosure provided in response to the Staff's comment, particularly the clarification that the Company is not acquiring and retaining the substantial part of the economic benefit relating to the incentive fees under the applicable CIFC CLOs and the additional disclosure that the Company is not at risk of being required to make any payment in respect of these fees unless such fess have first been received by the Company, the Company does not believe that additional disclosure about recent payments and the impact of delinquencies and other matters on the actual payments is material to investors.

Exhibits

Fairness Opinions

18.
We note that each fairness opinion states that it is directed solely to the board of directors, or similar language. Opinions may be limited as to purpose but not as to person. Please obtain revised opinions that delete this language or any language suggesting that shareholders may not rely on them.

Response:

  The Company has obtained revised opinions in response to the Staff's comment, which revised opinions are attached as Annexes E and F to Amendment No. 1.

        As requested by the Staff, the Company acknowledges, that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

        We appreciate the Staff's comments and request that the Staff contact Robert A. Contreras of the Company, at (773) 380-1607 or Simeon Gold of Weil, Gotshal & Manges LLP, at (212) 310-8226 with any questions or comments regarding this letter.

Sincerely,
/s/ Robert A. Contreras Robert A. Contreras Senior Vice President, General Counsel and Secretary
cc:
Weil, Gotshal & Manges LLP
Simeon Gold, Esq.
Corey Chivers, Esq.